LAW OFFICES

Silver, Freedman Taff & Tiernan LLP

A LIMITED LIABILITY PARTNERSHIP INCLUDING PROFESSIONAL CORPORATIONS

3299 K STREET, N.W., SUITE 100

WASHINGTON, D.C. 20007

PHONE: (202) 295-4500

FAX: (202) 337-5502 or (202) 337-5503

WWW.SFTLAW.COM

February 26, 2018

CONFIDENTIAL SUBMISSION VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	BayCom Corp Confidential Submission of Draft Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of BayCom Corp (the “Company”), we are confidentially submitting to the U.S. Securities and Exchange Commission (the “SEC”) a draft Registration Statement on Form S-1 (the “Registration Statement”) for confidential non-public review by the staff of the SEC, pursuant to Section 6(e) of the Securities Act of 1933, as amended. The Registration Statement relates to the proposed initial public offering of the Company’s common stock. The Company qualifies as an “emerging growth company,” as defined in Rule 12b-2 of the Securities Exchange Act of 1934, as amended.

The Company will publicly file the Registration Statement and non-public draft submissions at least 15 days prior to any road show or, in the absence of a road show, at least 15 days prior to the requested effective date of the Registration Statement.

If you have questions concerning this submission or require any additional information, please feel free to contact me directly at (202) 295-4513.

Sincerely,

/s/ Dave M. Muchnikoff, P.C.

cc:	George Guarini, BayCom Corp

Era Anagnosti, Mail Stop 20549-4720

John Nolan, Mail Stop 20549-4720